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                                                                    [MICA LOGO]

MICA
9444 Farnham St., Suite 100
San Diego, California 92123
619 560-0110
Fax 619 560-0046
 or 619 560-4575




January 12, 1996


Mr. Keene Wolcott
4545 North Lane
Del Mar, CA 92014

Dear Keene:

I was asked by the Board of Directors to respond to your letter of resignation dated January 11, 1996. The Board accepted your resignation, effective January 11, 1996.

Your letter stated that you believed that I would report back to the Board the results of negotiations with Steel Partners prior to initiating the lawsuit against Steel Partners and certain of its affiliates. I have now confirmed with each of the other directors, financial advisors and legal counsel who were present (in person or by telephone) at the January 10, 1996 Board meeting that it was absolutely clear to them that the officers were authorized to file the lawsuit late in the afternoon on January 10, 1996 unless Steel Partners accepted our latest proposal by 5:00 p.m. (New York time) on that day.

With respect to your comments to the press regarding the Company's Shareholder Rights Plan (the "Plan"), I am frankly mystified as to how you could have been unaware of the Plan since you were a director when the Company adopted the Plan in October 1991 and it is referenced in all of the Company's annual reports.
I also want you to know that your views regarding the shareholders rights plans are not shared by any of the other directors, financial advisors or legal counsel of the Company.

Finally, I urge you to remember your continuing responsibilities to the shareholders of the Company as a former director, including your duty of confidentiality.

Sincerely,

/s/ ROBERT S. MUEHLBERG
----------------------------
    Robert S. Muehlberg
    President and
    Chief Executive Officer